January 8, 2020

Ronald Kempers
President and Chief Executive Officer
Mymetics Corporation
Route de la Corniche 4
1066 Epalinges, Switzerland

       Re: Mymetics Corporation
           Preliminary Information Statement on Schedule 14C
           Filed December 27, 2019
           File No. 000-25132

Dear Mr. Kempers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Ernest M. Stern